L5 Automation



Robotic Automation to Enable a World of Plenty

LETTER ⌄

Dear investors,

It's been an exciting year! We've made steady progress in solving the "hand-eye" coordination problem and tackling the global labor challenge. Our current focus is on delivering our first commercial product, a data collection AND harvesting system for strawberry breeding plots. This system not only helps with harvesting but also provides better data on cultivar plots, enabling growers and breeders to make more informed decisions about which strawberry plant breeds to advance in their trials. We believe this product provides strong market value as it addresses labor needs and adds value beyond what was previously available.

In addition to identifying our first product, we've successfully secured all the grants we were pursuing, including two grants we won after the WeFunder campaign closed: a USDA grant and a NASA grant. For the NASA grant, we've already submitted a Phase 2 proposal and an additional Phase 1 proposal.

Unfortunately, due to significant changes within the USDA, the RFP for our Phase 2 grant has been pulled by the government, and we don't know when or if we'll be able to submit a Phase 2 proposal. While the status of the NSF is still uncertain, we plan to submit an NSF phase 2 proposal do so November. We're taking this one day at a time.

On a personnel note, Ed Terry has left the company and has been replaced by Chris Tatsch, a PhD from West Virginia. Chris has already jumped in and is delivering value. Overall, we're excited about our direction and look forward to realizing a world of abundance for all.

We need your help!

We need your help to reach the next stage: launching our first commercial ' product this year (2025). To do so, we need to raise capital and while we are still determining the best approach— whether through crowdfunding, angel investors, or venture capital— we will need your support.

Our current plan is to test the capital markets at the end of April or early May to gauge interest in funding our cutting-edge ag-tech robotics company. Normally, this would be a 'no-brainer,' especially with the reduced ag labor supply due to immigration cuts. However, during uncertain times, capital tends to stay on the sidelines.

By mid to late May, we expect to know whether we can pursue the venture capital/angel investor route. If not, we will need to focus on grants and contracts. Regardless of the direction, we will need some capital to move forward. This is where you come in. Please be ready to support us, either directly if we do another crowdfunding round or through your connections.

We appreciate all the help so far and hope to continue making amazing progress day by day.

Sincerely,

Alexander Gutierrez

Founder & CEO

Wayne Chan

Director

Xiaoyu Zheng

Chief Financial Officer

How did we do this year?

REPORT CARD

B+

☺ The Good

We won and executed well on the grants we applied to. This included completing the Phase I NSF, NASA and USDA grants.

We built and have started testing an upgraded version of the system with rails that can now has the ability to reach the entire bed.

We have determined our initial market entry point: Harvesting for Data Collection.

☹ The Bad

Trump has created great uncertainty in the world, causing our USDA Phase 2 RFP to be pulled (We can't apply)

We had staff changes… Ed Terry has left, with Chris Tatsch taking over the vision work (Chris is a PhD grad in Computer Vision)

We had disruptions caused by the LA Wildlife Fires. While we were lucky, it did have impact due to temporary relocation.

2024 At a Glance

January 1 to December 31



$701,093 +61%

Revenue



-$595,060

Net Loss



$331,542 +41%

Short Term Debt



$1,002,254

Raised in 2024





$11,660

Cash on Hand
As of 03/18/25

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$701,093

$436,680

-$595,060

-$721,554

2023   2024

Net Margin: -85%   Gross Margin: 94%   Return on Assets: -83%   Earnings per Share: -$1.19

Revenue per Employee: $140,219   Cash to Assets: 13%   Revenue to Receivables: ~   Debt Ratio: 96%

📄 L5_Automation_Footnotes_to_the_Financials_Updated_11-29-23.pdf

📄 L5_Automation_2023-2024_Financials.pdf

We  Our 203 Investors

Thank You For Believing In Us

Kevin Brown	Andre Harrell	Marcus Mendiola	Pete Rosskamm	Chirag Patel	Shaun Wong
Bryian Tan	Kenah Hagan	Khuzema A. Savai	Thomas Kiefer	Herman Venter	Hatem Rowaihy
Avinash Kustagi	Mark Bruckner	George Simons	Richard Leonhardt	Roland Kacin	Levett M. Washington
John Ferguson Jr	Abbas Chothia	Paul King	Richard Clement	Justin Nelson	Jeremy Nelson
Jerry Eisenband	Alan Thielke	Joshua Velson	Miroslava Lindova	Joseph Novak	Roderick Herron
Blake Foust	Chris Butterfield	Nicholas Hennen	Katie S	Vladimir Calugaru	Jesse Allen
Fanny Grande	Mike Preuss	Sai Kumar Yerubandi	Hayden Rose	Jeanne Steman Findlay	Andie Jones
Richard S Arena	Adam Schnoll	Kristupas Pleckaitis	XAOS Finance	Harshvardhan Sanghi	Devan Mutch
Tuan Anh Bui	Storm Connors	Noah Posner	Vann Daugherty	Bernhard Köhler	Jo Anne Moore
Raimund C Hoenes	Jetse De Vries	J Alex Santana	Alexander Gutierrez	Tom Worthington-...	Archie Winthrop...
Deryl Zimmerer	William Pentler	Susan Rosin	Michael Pietrykowski	Gloria S	Brendan Parets
Frank Little	Larry McLaughlin	Dennis Shaw	Vincent Stap	Rob Orsini	Francisco Hernandez
Dawn Witte	JD Gu	Ahza Kilma	Antonio Hipolito...	Olivia Dell	Charles Hardesty
Brenden Aragon	Rose PACEY	George Cary	David Lee	Enoch K	Keith Stringer
Mary Danielle...	Gwenneth Jensen	W Kim Colich	Donald J. Benson	Alfons Foschiatti	Joe Cesena
Edward Kelly Medlock	Ivan A Campbell	Ofelia Quinones	Lissette Santana	Peter He	Julian D. Iwanski
Ryan Salmonson	Gabriel Cerioni	Jonathan Hendrickson	Mp Van Rennes	Nekil S	Danny Lee
Chris U. Ibie	Danny Lindley	Marc Aten	Timothy Stumpff	Matthew Forss	Jake Boggs
Cathleen Turner	Quinn McDonough	Kecia Brown	Laura Marie Symmes	L Mauriac	Brent Robert...
Miguel Castaneda...	Stephanie Sterling	Sarah Sieloff	Ronald Hugh...	Natalie Yates	Louise Mateos
Anne Pak	Ari Krupnik	Robert Beetem	Dan Schneider	Amanda Foo	Andrea Campo
Maureen M	William Readdy	Dorothy McKinney	Stephen Schneider	Rod Rodriguez	Navid Nourani Vatani
Ajay Juneja	Kyle Roesler	Kurt Scheuringer	Rebekah Schneider	Erica Husted	S B
James H Van Rens	Michael Souder	Robert Cha	Matt Preuss	Amy Lee	Ashok Kanagasundram
David Schneider	Michi Kim	Luis Ramos	Wayne Chan	Jason DiVenere	Jeremy Ng
Jacqueline Millen	Chris Pugh	Jason S.	Charles Ward Seabury	Julie Williams	Beth R-M
Miguel M. Ollada	Karly Keppel	Michael Daniels	Howard Haslett	Keith Wade	Raj Yakkali
Steven R Mayo	Michael Harkness	Dylan Cain	Debbie Pryse	Ron Painter	

Thank You!

From the L5 Automation Team





Alexander Gutierrez

Founder & CEO

Graduate of Carnegie Mellon's Robotics Institute, Alex is a serial founder and family man. Prior to L5 Automation, he co-founded space company Astrobotic, raced robots...



Dan Schneider

Software Engineering Director

Dan has extensive experience with software systems development, successfully delivering complex, embedded...



Edward Terry

Robotics Research Engineer

A versatile engineer with a specialization in deploying object detection systems on mobile robots in unstructured...



Bernardo Rocamora, Jr.

Robotics Research Engineer

Ph.D. candidate in Robotics at West Virginia Univ. with a background in mechanical engineering. Bernardo worked...



Zoe Dina Harris

Operations Manager

Zoe has been earning her degree at Pasadena City College while leading L5's field operations on various farms in...



Sarah Lozano

Associate Software Engineer

Starting as a part time Software Intern, Sara now works as a full time engineer at L5 and helps bring the robotic iterations to...



Xiaoyu Zheng in

CFO

CFA holder and Portfolio Manager at Guggenheim Partners where he oversees quantitative multi-asset...



Edward Lopez in

Advisor

Ed Lopez, a seasoned professional with over 30 years in Silicon Valley as both an attorney and senior executive,...



Derek Parham in

Advisor

Founding Engineer for Google Apps, a CTO, a startup-advisor and a technology advocate, Derek has been an early...



Farmhand Ventures in

Advisor

Connie Bowen is the founding General Partner at Farmhand Ventures. She's an experienced AgriFoodTech venture investor...

Details

The Board of Directors

Director	Occupation	Joined
Alexander Louis Gutierrez	CEO @ L5 Automation	2020
Wayne Chan	CTO & Co-Founder @ Talent Labs AI	2024
Edward Lopez	Principal @ LopezAdela	2024

Officers

Officer	Title	Joined
Xiaoyu Zheng	CFO	2021
Alexander Louis Gutierrez	CEO Secretary President	2020

Voting Power ❓

Holder	Securities Held	Voting Power
Alexander Louis Gutierrez	500,000 common shares	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
06/2021	$50,000		Section 4(a)(2)
09/2021	$150,000	Safe	Section 4(a)(2)
10/2021	$250,000	Safe	Section 4(a)(2)
03/2022	$25,000		Section 4(a)(2)
05/2022	$475,000	Safe	Section 4(a)(2)
09/2022	$40,000		Section 4(a)(2)
09/2022	$50,000		Section 4(a)(2)
10/2022	$25,000	Safe	Section 4(a)(2)
10/2022	$10,000	Safe	Section 4(a)(2)
10/2022	$40,000		Section 4(a)(2)
10/2022	$50,000		Section 4(a)(2)
12/2022	$170,000		Section 4(a)(2)
12/2022	$90,000	Safe	Section 4(a)(2)
02/2023	$30,000		Section 4(a)(2)
03/2023	$25,000		Section 4(a)(2)
11/2023	$345,000	Safe	Section 4(a)(2)
12/2023	$3,500		Section 4(a)(2)
12/2023	$112,450	Safe	Section 4(a)(2)
01/2024	$10,000		Section 4(a)(2)

01/2024	$10,000		Section 4(a)(2)
01/2024	$30,000		Section 4(a)(2)
02/2024	$154,293	Safe	Section 4(a)(2)
03/2024	$22,375	Safe	Section 4(a)(2)
04/2024	$165,852		4(a)(6)
04/2024	$192,709	Safe	Section 4(a)(2)
05/2024	$30,000		Section 4(a)(2)
05/2024	$57,025	Safe	Section 4(a)(2)
06/2024	$20,000	Safe	Section 4(a)(2)
07/2024	$10,000	Safe	Section 4(a)(2)
08/2024	$30,000		Section 4(a)(2)
08/2024	$35,000	Safe	Section 4(a)(2)
09/2024	$15,000	Safe	Section 4(a)(2)
11/2024	$45,000	Safe	Section 4(a)(2)
12/2024	$185,000	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Intuit Financing Inc. (IFI) ❓	06/26/2021	$50,000	$0 ❓	14.0%	07/05/2022	
Intuit Financing Inc. (IFI) ❓	03/11/2022	$25,000	$0 ❓	20.0%	12/14/2022	
Alexander Gutierrez ❓	09/20/2022	$40,000	$40,000 ❓	0.0%		Yes
Alexander Gutierrez ❓	09/21/2022	$50,000	$50,000 ❓	0.0%		Yes
Alexander Gutierrez ❓	10/06/2022	$40,000	$40,000 ❓	0.0%		Yes
Alexander Gutierrez ❓	10/18/2022	$50,000	$50,000 ❓	0.0%		Yes
Alexander Gutierrez ❓	12/20/2022	$170,000	$170,000 ❓	0.0%		Yes
Intuit Financing Inc. (IFI) ❓	02/24/2023	$30,000	$0 ❓	18.5%	11/05/2023	
Alexander Gutierrez ❓	03/31/2023	$25,000	$25,000 ❓	0.0%		Yes
Amy Lee ❓	12/08/2023	$3,500	$0 ❓	10.0%		
❓	01/25/2024	$10,000	$10,000 ❓	0.0%		Yes
❓	01/31/2024	$30,000	$30,000 ❓	0.0%		Yes
Intuit ❓	05/29/2024	$30,000	$0 ❓	21.0%		Yes
Intuit ❓	08/02/2024	$30,000	$0 ❓	21.0%		

Related Party Transactions

L5 Automation has been and is continuing to sub-lease the house that the Founder Alexander Gutierrez currently resides, paying for ~71.3% of the rent and utilities). This is consistent with the usage by L5 of the property.

L5 Automation has been and is continuing to lease a van from Founder Alexander Gutierrez at a rate of $493/month. The company is responsible for all insurance, maintenance, business related fuel, and registrations needed for the vehicle. Alexander Gutierrez also is allowed to continue to use it as needed for personal use.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common (Cs) Stock	1,000,000	500,000	Yes

Warrants: 0
Options: 120

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The company relies heavily on its intellectual property portfolio. If the company is unable to protect its intellectual property rights, its business and competitive position would be harmed. The company may need to defend itself against intellectual property infringement claims, which may be time-consuming and could cause it to incur substantial costs. The company's patent applications may not result in issued patents or its patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on the company's ability to prevent others from interfering with the commercialization of its products.

The company is subject to substantial regulation and unfavorable changes to, or failure by the company to comply with, these regulations could substantially harm its business and operating results.

The company's website, systems, and data it maintains may be subject to intentional disruption, other security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling that could result in liability and adversely impact its reputation and future sales.

Xiaoyu Zheng is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Most of our existing revenue has come in the form of grant funding. Grant funding can be unreliable, and it's not guaranteed that we're able to raise similar or any amounts in the future.

Our business depends on our ability to attract and retain high quality engineering talent. Should we be unable to attract or retain that talent, we may not be able to progress as quickly as if we were able to.

The company faces significant challenges in developing and producing its products and service offerings cost effectively and in volume. If the company cannot successfully overcome those challenges, its business will be negatively impacted and could fail. The company may never be able to create a product or service that is commercially viable, requiring the company to abandon its efforts.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Company has a dispute with a vendor in the approximate amount of less than $10,000. In connection with the dispute, the vendor claimed that it has submitted an email complaint against the Company with the SEC, alleging, among other things, fraud of the Company and its founder, Alex Gutierrez. The Company takes the position that these allegations have no basis, and are merely an attempt to extract payments. Further, the Company does not currently have actual knowledge (beyond the vendor's email) that such complaint was actually sent to the SEC.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the
Company represented by the Investor's securities will decrease, which could also diminish the

Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;

current business conditions and projections;

the marketability or lack thereof of the securities;

the hiring of key personnel and the experience of our management;

the introduction of new products;

the risk inherent in the development and expansion of our products;

our stage of development and material risks related to our business;

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

L5 Automation Inc.

California Corporation
Organized March 2020
5 employees
191 Starlight Crest Dr
La Cañada Flintridge CA 91011 https://www.l5automation.com/

Business Description

Refer to the L5 Automation profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

L5 Automation is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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